UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5 )*

INTERPACE BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

46062X 303

(CUSIP Number)

1315 Capital II, L.P.

1315 Capital Management II, LLC

2929 Walnut Street, Suite 1240

Philadelphia, PA 19104

Telephone: (215) 662-1315

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46062X 303	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS 1315 Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,405,940 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,405,940 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,405,940 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Evidenced by 19,000 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the “Series C”), of Interpace Biosciences, Inc. (the “Issuer”). The Series C is convertible from time to time, at the option of the holder thereof, into a number of shares of common stock, par value $0.01 per share, of the Issuer (the “Common Stock”), equal to the initial stated value per Series C share of $1,000 divided by an initial conversion price of $2.02 per share and then multiplied by the number of shares of Series C to be converted.
(2)	This percentage (a) is calculated based upon 4,394,312 shares of Common Stock outstanding as of August 2, 2024, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed by the Issuer on August 8, 2024 and (b) assumes the conversion of all 19,000 outstanding shares of Series C owned by 1315 Capital into an aggregate 9,405,940 shares of Common Stock. However, if all 47,000 outstanding shares of Series C were converted into an aggregate of 23,267,326 shares of Common Stock, 1315 Capital would own 34%.

SCHEDULE 13D

CUSIP No. 46062X 303	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS 1315 Capital Management II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,405,940 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,405,940 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,405,940 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Evidenced by 19,000 shares of Series C. The shares of Series C are convertible from time to time, at the option of the holder thereof, into a number of shares of Common Stock equal to the initial stated value per Series C share of $1,000 divided by an initial conversion price of $2.02 per share and then multiplied by the number of shares of Series C to be converted.
(2)	This percentage (a) is calculated based upon 4,394,312 shares of Common Stock outstanding as of August 2, 2024, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed by the Issuer on August 8, 2024 and (b) assumes the conversion of all 19,000 outstanding shares of Series C owned by 1315 Capital into an aggregate 9,405,940 shares of Common Stock. However, if all 47,000 outstanding shares of Series C were converted into an aggregate of 23,267,326 shares of Common Stock, 1315 Capital would own 34%.

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2020, as amended by Amendment No. 1 thereto filed with the SEC on April 30, 2020, Amendment No. 2 thereto filed with the SEC on January 21, 2021, Amendment No. 3 thereto filed with the SEC on May 20, 2021 and Amendment No. 4 thereto filed with the SEC on November 12, 2021 (as so amended, the “Prior Statement” and, as supplemented and amended by this Amendment No. 5, the “Statement”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Prior Statement. Except as specifically supplemented and amended by this Amendment No. 5, items in the Prior Statement remain unchanged. The Statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Interpace Biosciences, Inc., a Delaware corporation (the “Issuer”), with its principal offices located at Waterview Plaza, Suite 310, 2001 Route 46, Parsippany, NJ 07504. The Common Stock is listed on the Nasdaq Capital Market under the ticker symbol “IDXG.”

This Amendment No. 4 is being filed to report that, on October 10, 2024, Issuer entered into an Exchange Agreement, dated October 10, 2024 (the “Exchange Agreement”), by and among the Issuer, 1315 Capital, and Ampersand , pursuant to which, on October 11, 2024, the Issuer exchanged all 19,000 existing shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B”), held by 1315 Capital, for 19,000 newly created shares of Series C Convertible Preferred Stock, par value $0.01 per share (the “Series C” and such transaction, the “Exchange”).

Item 2.	Identity and Background

(a) This Statement is being filed by 1315 Capital and 1315 Capital Management II, LLC, a limited liability company organized under the laws of Delaware and the general partner of 1315 Capital (“1315 Capital Management” and, together with 1315 Capital, the “Reporting Persons”). The principal business of the Reporting Persons is investing in commercial-stage medical technology, healthcare service and specialty therapeutic companies.

(b) - (c) Each of the Reporting Persons has their principal offices at 2929 Walnut Street, Suite 1240, Philadelphia, PA 19104.

(d) - (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On October 11, 2024, the Issuer exchanged all 19,000 existing shares of Series B held by 1315 Capital for 19,000 newly created shares of Series C.

Item 4.	Purpose of Transaction

The Issuer entered into the Exchange Agreement with 1315 Capital pursuant to which the Exchange was consummated as further discussed below under Item 6. The Reporting Persons caused 1315 Capital to acquire the shares of Series C for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons. The information set forth or incorporated in Items 1, 5 and 6 of this Statement is incorporated by reference in its entirety into this Item 4.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors (the “Board”) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As of the date of this filing, as discussed in Item 1 of this Statement, which is hereby incorporated by reference in its entirety into this Item 5, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 9,405,940 shares of Common Stock issuable upon conversion of the shares of Series C that may be attributable to the Reporting Persons. Based upon information disclosed in connection with the Securities Purchase and Exchange Agreement, such shares of Common Stock deemed to be indirectly beneficially owned by the Reporting Persons constitute approximately 68% of the outstanding shares of Common Stock as of August 2, 2024, assuming the conversion of all 19,000 outstanding shares of Series C owned by 1315 Capital into an aggregate 9,405,940 shares of Common Stock. 1315 Capital Management, as the general partner of 1315 Capital, may be deemed to also indirectly beneficially own the shares of Series C held by 1315 Capital. As a result, 1315 Capital Management shares the power to direct the vote and to direct the disposition of the Series C shares held by 1315 Capital. Each of the Reporting Persons disclaims beneficial ownership in all shares of Series C and Common Stock reported herein, except to the extent of such Reporting Person’s respective pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Prior Statement is hereby amended and supplemented to include the following:

Exchange Agreement

On October 10, 2024, the Issuer entered into the Exchange Agreement with 1315 Capital and Ampersand, pursuant to which the Exchange was consummated on October 11, 2024. The shares of Series C issued in the Exchange were offered and sold pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder.

Series C Certificate of Designation

In connection with the consummation of the Exchange on October 11, 2024 (the “Exchange Closing”), the Issuer filed a Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (the “Series C Certificate of Designation”) with the Secretary of State of the State of Delaware to designate 52,000 shares as Series C.

Voting

On any matter presented to the stockholders of the Issuer for their action or consideration at any meeting of stockholders of the Issuer (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series C will be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series C held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the Series C Certificate of Designation, holders of Series C will vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Conversion

The Series C Certificate of Designation provides that from and after the Series C Issuance Date and subject to the terms of the Series C Certificate of Designation, each share of Series C is convertible, at any time and from time to time, at the option of the holder into a number of shares of Common Stock equal to dividing the amount equal to the greater of the initial stated value per share of $1,000 of such Series C, plus any dividends declared but unpaid thereon, or such amount per share as would have been payable had each such share been converted into Common Stock immediately prior to a liquidation, by $2.02 (subject to further adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization affecting such shares).

Mandatory Conversion

Immediately prior to the listing of the Common Stock on The Nasdaq Stock Market, all outstanding shares of Series C owned by each holder will automatically convert into a number of shares of Common Stock equal to the product of the Series C Conversion Ratio (as defined in the Series C Certificate of Designation) and the number of shares of Series C owned by such holder.

Dividends

The Series C Certificate of Designation does not provide for mandatory dividends on the Series C shares. Dividends may be declared and paid on the Series C shares from funds lawfully available and as determined by the Board.

Protective Provisions

For so long as any shares of the Series C remain outstanding, the following actions may only be taken by the Issuer or any of its direct or indirect subsidiaries with the written consent of each holder of the outstanding shares of Series C: (i) amend, waive, alter or repeal the preferences, rights, privileges or powers of the holders of the shares of Series C,; (ii) amend, alter or repeal any provision of the Series C Certificate of Designation in a manner that is adverse to the holders of the shares of Series C; or (iii) authorize, create or issue any equity securities senior to or pari passu with the Series C.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of shares of Series C then outstanding on an as-converted basis will be entitled to be paid out of the assets of the Issuer available for distribution to its stockholders on a pari passu basis with the holders the shares of the Common Stock.

Amended and Restated Investor Rights Agreement

On October 10, 2024, the Issuer and the Investors entered into an amended and restated investor rights agreement (the “Second Amended and Restated Investor Rights Agreement”), which amended and restated that certain Amended and Restated Investor Rights Agreement, dated as of January 15, 2020, between the Issuer and the Investors. Pursuant to the Second Amended and Restated Investor Rights Agreement, the Issuer and the Investors established certain terms and conditions concerning the rights of and restrictions on the Investors with respect to the ownership of the shares of Series C.

Demand Piggy-Back and Shelf Registration Rights

The Second Amended and Restated Investor Rights Agreement provides the Investors with (1) demand registration rights exercisable beginning on the Exchange Closing and subject to certain limitations described therein, (2) piggy-back registration rights at any time the Issuer proposes to file a registration statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, subject to certain exceptions described therein, and (3) shelf registration rights, exercisable on or prior the first anniversary of the Exchange Closing upon the written demand of an Investor or group of Investors and subject to certain limitations described therein.

Termination of Support Agreement

In connection with the Exchange, the Issuer and 1315 Capital entered into a Termination of Support Agreement, dated October 14, 2024 (the “Support Termination Agreement”), pursuant to which the parties agreed that the Support Agreement, dated April 7, 2020, by and between 1315 Capital and Issuer would immediately terminate and be of no further force and effect as of the date of the Support Termination Agreement.

Qualified By the Documents

The foregoing description of the Exchange Agreement, Series C Certificate of Designation and Second Amended and Restated Investor Rights Agreement (collectively, the “Exchange Documents”) is qualified in its entirety by reference to the full text of the Exchange Documents, which are filed as Exhibits 2, 3 and 4, respectively, to this Statement and incorporated herein by reference in their entirety.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement among 1315 Capital and 1315 Capital Management (incorporated by reference to Exhibit 1 to the Schedule 13D filed by 1315 Capital II, L.P. on January 23, 2020).

2.	Exchange Agreement, dated October 10, 2024, by and among Interpace Biosciences, Inc., 1315 Capital II, L.P. and Ampersand 2018 Limited Partnership (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Interpace Biosciences, Inc. on October 15, 2024).

3.	Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Interpace Biosciences, Inc. on October 15, 2024).

4.	Amended and Restated Investor Rights Agreement, dated October 10, 2024, by and among Interpace Biosciences, Inc., 1315 Capital II, L.P. and Ampersand 2018 Limited Partnership (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Interpace Biosciences, Inc. on October 15, 2024).

5.	Termination of Support Agreement, dated October 10, 2024, by and among Interpace Biosciences, Inc. and 1315 Capital II, L.P. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Interpace Biosciences, Inc. on October 15, 2024).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2024

1315 CAPITAL II, L.P.

By:	1315 Capital Management II, LLC, its General Partner

By:	/s/ Adele C. Oliva
Name:	Adele C. Oliva
Title:	Managing Member

1315 CAPITAL MANAGEMENT II, LLC

By:	/s/ Adele C. Oliva
Name:	Adele C. Oliva
Title:	Managing Member